Exhibit 99.2


VIVENDI
  UNIVERSAL
    LOGO



                          VIVENDI UNIVERSAL ANNOUNCES
        RESULTS TO DATE OF TENDER OFFER FOR SENIOR NOTES AND INCREASES
                     SIZE OF OFFER TO EURO 2,400,000,000

9.25% SENIOR NOTES DUE 2010    (92852EAA3/US92852EAA38; F7063CAF3/USF7063CAF35;
                                92852EAG0/US92852EAG08)
6.25% SENIOR NOTES DUE 2008    (92852EAE5/US92852EAE59; F7063CAL0/USF7063CAL03;
                                92852EAH8/US92852EAH80)
9.50% SENIOR NOTES DUE 2010    (XS0165785766; XS0165785683; XS0173797803)

6.25% SENIOR NOTES DUE 2008    (XS0172035924; XS0172035841; XS0181803916)


     Paris, June 16, 2004 - Vivendi Universal S.A. (the "Company") announced today that it has increased the size of its pending tender offer (the "Tender Offer") for any and all of its outstanding 9.25% Senior Notes due 2010 (the "9.25% Notes"), U.S. dollar-denominated 6.25% Senior Notes due 2008 (the "6.25% Dollar Notes"), 9.50% Senior Notes due 2010 (the "9.50% Notes" and, together with the 9.25% Notes, the "2010 Notes") and euro-denominated 6.25% Senior Notes due 2008 (the "6.25% Euro Notes" and, together with the 6.25% Dollar Notes, the "2008 Notes" and the 2008 Notes and 2010 Notes together, the "Notes," and each a "series" of Notes) from Euro 1,000,000,000 in aggregate consideration to Euro 2,400,00,000 in aggregate consideration.

     The Company also announced that the expiration of the Tender Offer has been extended to 12:00 midnight, New York City time, on Tuesday, June 29, 2004 (the "Expiration Date"), and settlement is expected to occur promptly thereafter.

     As of the Consent Date, investors had tendered approximately $925,126,000 aggregate principal amount of the 9.25% Notes, approximately $864,836,000 aggregate principal amount of 6.25% Dollar Notes, approximately
Euro 293,107,000 aggregate principal amount of the 9.50% Notes and approximately Euro 214,851,000 aggregate principal amount of the 6.25% Euro Notes.

     As amended, the aggregate cash consideration in the Offer is limited to Euro 2,400,000,000 (the "Maximum Tender Amount"). Notes that are validly tendered (and not withdrawn) on or prior to the Expiration Date may be subject to proration if the principal amount tendered would cause the aggregate cash consideration to exceed the Maximum Tender Amount. The Notes will be purchased according to a priority of series (the "Acceptance Priority Level") as set forth in the table below. All Notes having a higher Acceptance Priority Level will be accepted for purchase before any tendered Notes having a lower Acceptance Priority Level are accepted. Based on the increased size of the Tender Offer and the results to date (and assuming no additional Notes are tendered), the Company would accept for purchase approximately $925,126,000 aggregate principal amount of the 9.25% Notes, approximately $864,836,000 aggregate principal amount of 6.25% Dollar Notes, approximately
Euro 293,107,000 aggregate principal amount of the 9.50% Notes and approximately Euro 214,851,000 aggregate principal amount of the 6.25% Euro Notes.

     Except for the amendments to the size of the Tender Offer and the extension of the Expiration Date described above, all other terms and conditions of the Tender Offer and Solicitation of Consents remain unchanged.

     Holders who tendered their Notes at or prior to 5:00 p.m., New York City time, on Tuesday, June 15, 2004 (the "Consent Date") will receive the applicable Total Consideration (as set forth in the table below), subject to the terms and conditions set forth in the Offer to Purchase (as defined below). Holders who tender their Notes after 5:00 p.m., New York City time, on the Consent Date and at or prior to 12:00 midnight, New York City time, on the Expiration Date will receive the applicable Purchase Price (as set forth in the table below), subject to the terms and conditions set forth in the Offer to Purchase. The Consent Date is not being extended. Accordingly, holders who tender Notes after the Consent Date and prior to the Expiration Date will not receive the Consent Payment.

         The following table sets forth certain material terms of the Tender Offer.

         TITLE OF                OUTSTANDING       ACCEPTANCE       PURCHASE      CONSENT          TOTAL
         SECURITY             PRINCIPAL AMOUNT   PRIORITY LEVEL     PRICE (1)     PAYMENT (1)  CONSIDERATION (1)
         --------             ----------------   --------------     ---------     ----------   ----------------
9.25% Senior Notes due 2010     $935,000,000            1           $1,151.95       $30.00       $1,181.95

6.25% Senior Notes due 2008     $975,000,000            2           $1,035.33       $30.00       $1,065.33

9.50% Senior Notes due 2010   Euro 325,000,000          3         Euro 1,165.55   Euro 30.00   Euro 1,195.55

6.25% Senior Notes due 2008   Euro 500,000,000          4         Euro 1,042.50   Euro 30.00   Euro 1,072.50

(1) Per $1,000 principal amount, or Euro 1,000 principal amount, as the case may be.


     Accrued and unpaid interest on all tendered Notes accepted for payment will be paid to, but not including, the settlement date for the Tender Offer, which will be promptly following the Expiration Date.

     Withdrawal rights with respect to tendered Notes have expired. Accordingly, tendered Notes may no longer be withdrawn.

     Notwithstanding any other provision of the Offer, the Company's obligation to accept for purchase, and to pay for, Notes validly tendered pursuant to the Offer is conditioned upon satisfaction or waiver of certain general conditions as set forth in the Offer to Purchase. The Company, in its sole discretion, may waive any of the conditions of the Offer in whole or in part, at any time or from time to time.

     The Offer is being made solely pursuant to an Offer to Purchase and Consent Solicitation dated May 25, 2004, as amended and supplemented to and including the date hereof (the "Offer to Purchase"), which more fully sets forth and governs the terms and conditions of the Offer. The Offer to Purchase can be obtained (as well as additional information about the terms of the Offer, how to tender Notes and conditions to the Offer) by contacting the information agent (Global Bondholder Services Corporation (Toll free: +1 (866) 470-4500; +44(0)20-7864-9136; or (banks and brokers) +1 (212) 430-3774)) or the Dealer Managers (Banc of America Securities LLC (Toll free: +1 (888) 292-0070 or +1 (212) 847-5834) and J.P. Morgan Securities Inc. (Toll free: +1
(866) 834-4666; +1-212-834-4802; or +44 (0)207-742-7506). The Bank of New York
is acting as the Tender and Solicitation Agent and The Bank of New York (Luxembourg) S.A. is acting as the Luxembourg Tender Agent. All services in connection with the Offer as well as the Offer to Purchase are available free of charge at the office of the Luxembourg Tender Agent (The Bank of New York (Luxembourg) S.A., +44 (0)207-964-6386).

     Capitalized terms used and not defined herein shall have the respective meanings assigned to them in the Offer to Purchase.

     This announcement does not constitute a recommendation regarding the Offer. Holders should seek advice from an independent financial adviser as to the suitability of the transactions described herein for the individual concerned.

     Banc of America Securities LLC and J.P. Morgan Securities Inc. are acting as the Dealer Managers for the Offer.


Important disclaimers:


This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks described in the Offer to Purchase and the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorite des Marches Financiers (AMF). Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at (www.sec.gov) or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.


The Offer does not constitute an offer to purchase Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or "blue sky" laws.


The Notes not being listed in France, no documents relating to the Offer have been submitted to the clearance procedures of the AMF. The Notes have not been offered and will not be offered, directly or indirectly, to the public in France and the Offer will be made in the Republic of France only to qualified investors (investisseurs qualifies) as defined and in accordance with Articles L.411-1 and L.411-2 of French Code monetaire et financier and Decree n(degree) 98-880 dated October 1st, 1998 relating to offers to qualified investors. Furthermore, offering material relating to any Notes will not be distributed or caused to be distributed other than to those investors to whom offers of Notes may be made as described above.

The documents relating to the Offer described in this press release have not been submitted to the clearance procedures of Commissione Nazionale per le Societa e la Borsa (CONSOB) and are not directed to investors resident in Italy. No interests in the Notes are being offered, sold, purchased or delivered, no Consent is being solicited and neither the documents relating to the Offer nor any other offering or publicity material relating to the Offer described in this press release or the Notes is or will be distributed to Holders of the Notes who are Italian residents or who are located in Italy by Vivendi Universal or any of the Dealer Managers or any other person acting on its or their behalf. Accordingly, Holders of the Notes are hereby notified that, to the extent such Holders are Italian residents or are located in Italy, the Offer is not available to them and, as such, any electronic acceptance instruction or any other acceptance instruction in whatever form received from such persons shall be void.